April 19, 2012

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:

Hartford Series Fund, Inc. (SEC Files Nos. 333-45431 and 811-08629) and Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-3920 and 811-04615) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Skeens:

We are writing in response to comments you provided telephonically to me, Chelsea Childs, Alice Pellegrino, Monica Antezana and Ada Llulla on March 27, 2012, with respect to Hartford Series Fund, Inc. Post-Effective Amendment Nos. 90 and 91 and Hartford HLS Series Fund II, Inc. Post-Effective Amendment No. 58, each filed on February 14, 2012.  On behalf of each Registrant, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.     Comment:             Please review the funds’ principal investment strategies and principal risk disclosures relating to derivatives to ensure that the information is not too generic or standardized and describes actual derivative investments that the funds intend to use to achieve their investment objectives and the risks associated with these derivatives.  In this regard, please see the Securities and Exchange Commission (“SEC”) staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:              The Registrants believe that the disclosure regarding each fund’s derivatives use contained in the Principal Investment Strategy and Main Risks sections is not too generic or standardized and describes actual derivative investments that the funds intend to use to achieve their investment objectives and the risks associated with these derivatives.  As such, the Registrants believe that the disclosure regarding each fund’s use and strategy with respect to derivatives complies with the observations contained in

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC   EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

the staff’s letter to the Investment Company Institute. Accordingly, the Registrants have not made any revisions to the Prospectuses in response to this comment.

2.     Comment:             Please confirm supplementally that all missing information, including exhibits, will be filed in amendments to the registration statements.

Response:              The Registrants confirm that all missing information, including exhibits, will be filed in amendments to the registration statements.

3.     Comment:             With respect to each fund for which there has been a recent sub-adviser and/or management fee schedule change, to the extent that such change materially affects the information in the fund’s expense table, please restate such information using current expenses and include appropriate footnotes.

Response:              The Registrants confirm that, for each fund for which there has been a recent sub-adviser and/or management fee schedule change, such change does not materially affect the information in the fund’s expense table.   Accordingly, the Registrants have not revised the disclosure in response to this comment.

4.     Comment:             With respect to the Prospectus for each fund (except Money Market HLS Fund), the SEC staff notes that the Portfolio Turnover section of the Summary Section refers to “transaction costs” incurred by a fund when buying or selling securities, while the Consequences of Portfolio Trading Practices section in the Additional Information Regarding Risks and Investment Strategies section refers only to “higher brokerage expenses” resulting from portfolio trading practices.  Please explain supplementally the reason for this apparent inconsistency.

Response:              The Registrants have revised the disclosure in the Consequences of Portfolio Trading Practices section of each applicable fund’s Prospectus for consistency with the disclosure in the Portfolio Turnover section of the Prospectus.

5.     Comment:             With respect to certain Prospectuses, please explain supplementally why “Restricted Securities Risk” is included as a main risk, but disclosure regarding restricted securities is not included in the Principal Investment Strategy section.

Response:              The Registrants note that “Restricted Securities Risk” is not included as a main risk of any fund, but rather is included under the heading “Additional Risks and Investment Information” in each fund’s Prospectus.

6.     Comment:             With respect to each fund’s Prospectus, please explain supplementally why disclosure regarding the method of pricing exchange-traded equity securities is no longer included in the Determination of Net Asset Value section.  The SEC staff notes that such disclosure continues to appear in each Statement of Additional Information (“SAI”).

Response:              As disclosed in each fund’s Prospectus, “portfolio securities and other assets held in the Fund’s portfolio for which market quotes are readily available are valued at market value” and “[m]arket value is generally determined on the basis of last reported sales price or official close price.”  The Registrants believe that this disclosure adequately describes the method of valuing portfolio securities, including exchange-traded equity securities, and that further disclosure specifically discussing exchange-traded equity securities is not necessary in the Prospectus.

7.     Comment:             With respect to the Past Performance section of each applicable fund’s Prospectus, please include “taxes” in the parenthetical following the index name(s) set forth in the average annual total returns table or explain supplementally why inclusion of “taxes” is not appropriate.

Response:              The Registrants have revised the disclosure consistent with this comment.

8.     Comment:             With respect to each Prospectus that contains a Related Composite Performance section, please change “performance” to “net performance” in the third sentence of the first paragraph of such section.

Response:              The Registrant has revised the disclosure consistent with this comment.

9.     Comment:             With respect to each Prospectus that contains a Related Composite Performance section, please confirm supplementally that all accounts managed by Wellington Management Company, LLP (“Wellington Management”) with investment objectives, policies and strategies substantially similar to the applicable fund have been included in the relevant composite.

Response:              The Registrant confirms that all accounts managed by Wellington Management with investment objectives, policies and strategies substantially similar to the applicable fund have been included in the relevant composite.

10.   Comment:             With respect to each Prospectus that contains a Related Composite Performance section, please confirm supplementally that the investment advisers have the records necessary to support the performance calculation.

Response:              The Registrant confirms that the investment advisers have the records necessary to support the performance calculation.

11.   Comment:             With respect to each Prospectus that contains a Related Composite Performance section, please replace the phrase “a fund” with “the fund” in the last paragraph before the tabular presentation in such section in order to clarify that the continuous offering of shares and obligation to redeem apply to the fund offered in the applicable Prospectus.

Response:              The Registrant has revised the disclosure consistent with this comment.

12.   Comment:             With respect to Total Return Bond HLS Fund, please include “Junk Bonds Risk” in the Main Risks section of the Summary Section and the Additional Information Regarding Risks and Investment Strategies section given that the fund’s Prospectus states that the fund may invest up to 20% of its total assets in securities rated below investment grade.

Response:              The Registrant does not consider “Junk Bonds Risk” to rise to the level of a main risk of investing in the Fund.  The Registrant notes that it has determined to include references to securities rated below investment grade in the Principal Investment Strategy section because the investments are utilized in connection with a principal investment strategy.   The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy.  Accordingly, the Registrant has included the risks related to securities rated below investment grade under the heading “Additional Risks and Investment Information” rather than in the Main Risks section.

In addition, the Registrant notes that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  The requested change would result in an inconsistency between the fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, the Registrant respectfully declines to make the proposed change.

13.   Comment:             With respect to U.S. Government Securities HLS Fund, please include “Sovereign Debt Risk” and “Foreign Investments Risk” in the Main Risks section of the Summary Section and the Additional Information Regarding Risks and Investment

Strategies section given that the fund’s Prospectus states that the fund may invest up to 20% of its net assets in securities issued or guaranteed by the governments of, or agencies or instrumentalities of the governments of, certain specified countries (“non-U.S. government securities”).

Response:              The Registrant does not consider either “Sovereign Debt Risk” or “Foreign Investments Risk” to rise to the level of a main risk of investing in the Fund.  The Registrant notes that it has determined to include references to non-U.S. government securities in the Principal Investment Strategy section because the investments are utilized in connection with a principal investment strategy.   The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy.  Accordingly, the Registrant has included both “Sovereign Debt Risk” and “Foreign Investments Risk” under the heading “Additional Risks and Investment Information” rather than in the Main Risks section.

14.   Comment:             With respect to Disciplined Equity HLS Fund, please provide a brief explanation of “quantitative analysis” in the Principal Investment Strategy section or Main Risks section.

Response:              As disclosed in the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section, “Wellington Management identifies candidates for fundamental research with an internally-developed quantitative analytical approach. This quantitative approach evaluates each security, favoring those with attractive valuation, momentum, balance sheet and situations and events factors.”  The Registrant believes that this provides an adequate discussion of Wellington Management’s quantitative approach.  In addition, the Registrant notes that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  The requested change would result in an inconsistency between the fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, the Registrant respectfully declines to make the proposed change.

15.   Comment:             With respect to Healthcare HLS Fund, in the Past Performance section, please disclose information about the secondary index in the narrative explanation accompanying the bar chart and table per Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response:              The Registrant notes that Instruction 2(b) to Item 4(b)(2) of Form N-1A provides that, if an additional index is included in the average annual total returns table, a fund should “disclose information about the additional index in the narrative explanation accompanying the bar chart and table….”  The Registrant, in keeping with the summary nature of the fund’s Summary Section, has chosen to include this information by directing investors to the Performance Notes section of the Prospectus, which contains a description of the additional index.  For these reasons, the Registrant respectfully declines to make the proposed change.

16.   Comment:             With respect to the Disclosure of Portfolio Holdings section of each SAI, if there are currently any ongoing arrangements to disclose information about the funds’ portfolio securities before such information is publicly available, please disclose the identity of the recipients, any compensation or other consideration received by the funds, the investment adviser, or any other party in connection with such arrangement, and the frequency with which such information is disclosed.

Response:              The Registrants note that each SAI currently contains a list of entities with which the funds have entered into ongoing arrangements to disclose portfolio holdings and indicates the frequency with which such information is disclosed.  In addition, each SAI specifies that in no event will Hartford, the sub-advisers or any affiliate thereof be permitted to receive compensation or other consideration in connection with the disclosure of fund portfolio holdings.  For these reasons, the Registrants believe that each SAI includes the requested information, and respectfully decline to make any revisions to the SAIs in response to this comment.

17.   Comment:             With respect to the Fund Management section of each SAI, the SEC staff notes that the information required by Item 17(b)(5) of Form N-1A relating to the ownership of securities issued by a fund’s investment adviser, principal underwriter and certain of their affiliates by the funds’ independent directors and immediate family members is not included.  Please explain the omission supplementally or revise the SAI accordingly.

Response:              The Registrants note that Item 17(b)(5) of Form N-1A requires disclosure of certain information when an independent director of a fund or an independent director’s immediate family member (as defined in Form N-1A) owns securities issued by an investment adviser or principal underwriter of the fund or an entity directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the fund (“control affiliates”).  The Registrants further note that the independent directors of the Registrants and the independent directors’ immediate family members do not, to the best of Registrants’ knowledge, own any securities issued by the HLS funds’ investment manager, sub-advisers or distributor or any control affiliate of any such entity.  Accordingly, the Registrants have not included disclosure in the SAIs in response to Item 17(b)(5) of Form N-1A.

18.   Comment:             With respect to the Distribution Arrangements section of each SAI, please provide the table required by Item 25(b) of Form N-1A relating to compensation received by the funds’ principal underwriter or, alternatively, please explain supplementally why such disclosure is not applicable.

Response:              The Registrants note that the table set forth in Item 25(b) requires disclosure of net underwriting commissions and discounts, compensation on redemptions and repurchases, brokerage commissions and other compensation received by each principal underwriter who is an affiliated person of the fund or an affiliated person of that affiliated person.  The Registrants further note that Hartford Securities Distribution Company, Inc., the HLS funds’ distributor, does not receive any commissions or compensation from the funds aside from Rule 12b-1 fees, which are disclosed under the heading “Distribution Arrangements” in each SAI.  Accordingly, the Registrants have not included disclosure in the SAIs in response to Item 25(b) of Form N-1A.

You requested that the Registrant make certain representations concerning each post-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

cc:	Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

Hartford Series Fund, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

April 19, 2012

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:          Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Post Effective Amendment Nos. 90 and 91 to the Registrant’s Registration Statement on Form N-1A (the “Amendments”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendments, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino
Alice A. Pellegrino
Assistant Secretary
Hartford Series Fund, Inc.

[HARTFORD LETTERHEAD]

Hartford HLS Series Fund II, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

April 19, 2012

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:          Hartford HLS Series Fund II, Inc. (the “Registrant”) (SEC File Nos. 033-3920 and 811-04615) Post Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino
Alice A. Pellegrino
Assistant Secretary
Hartford HLS Series Fund II, Inc.